Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 9, 2018

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 208 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 208”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Friday, September 7, 2018, with respect to Amendment No. 208. Amendment No. 208 was filed on August 7, 2018 and included disclosure with respect to the SPDR Kensho Clean Power ETF, SPDR Kensho Final Frontiers ETF and SPDR Kensho New Economies Composite ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 208.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 208. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 208.

General Comments

1.

Comment: The Staff notes that each Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made with regard to disclosure in one location in the registration statement it is applicable to all similar disclosure appearing elsewhere in the registration statement. Comments will generally not be repeated.

Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: Please update and/or complete any information that is missing or in brackets in the 485(b) registration statement.

Response: The information has been updated and/or completed as requested.

3.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses.

4.	Comment: Please file a new legal opinion and consent relating to each Fund, as they are new series of the Trust.

Response: A legal opinion relating to the Funds will be included as an exhibit to the 485(b) filing.

5.

Comment: Please file the license and/or sub-license agreement between the Adviser and the Index Provider, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Response: The Registrant does not believe that the license agreement between the Adviser and the Index Provider is required to be filed because the Registrant and Funds are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

Prospectus Comments

All Funds (unless otherwise indicated)

6.	Comment: Please provide a completed draft of each Fund’s fee table and example information.

Response: The finalized fee table and example information that will be included in the final registration statement for each Fund is as follows:

SPDR Kensho Clean Power ETF and SPDR Kensho Final Frontiers ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.45%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.45%

[1]	“Other expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$46	$144

SPDR Kensho New Economies Composite ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.20%

[1]	“Other expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$20	$64

7.

Comment: Please disclose an 80% test pursuant to Rule 35d-1 for the SPDR Kensho Clean Power ETF indicating that it will invest at least 80% of its net assets, plus borrowings for investment purposes, in securities of clean power companies. Please describe the criteria the Fund will use to determine clean power companies, such as with reference to an index, third party ratings, a screen and its factors, or 50% of revenues generated from clean power activities, or 50% of assets invested in clean power activities.

Response: The Registrant has added an 80% test pursuant to Rule 35d-1 for the SPDR Kensho Clean Power ETF as requested. The Fund considers “clean power companies” to include companies included in the Kensho Clean Power Index. As noted in “The Fund’s Principal Investment Strategy” section, the Kensho Clean Power Index is comprised of companies that are included in the Clean Power sector as determined by Kensho Technologies, Inc. (the “Index Provider”). The Index Provider is not affiliated with the SPDR Kensho Clean Power ETF or the Adviser.

8.

Comment: In “The Fund’s Principal Investment Strategy” section for each Fund, please disclose that each Fund is concentrated and disclose any industry or industries in which the Fund is or will be concentrated. For example, for the SPDR Kensho Clean Power ETF, please note its concentration in wind, solar, utilities, or types of industrial companies.

Response: The Registrant believes the current disclosure in “The Fund’s Principal Investment Strategy” section is appropriate. In particular, the Registrant notes that, as described in each “The Fund’s Principal Investment Strategy” section, each Fund will invest at least 80% of its total assets in its respective Index. The Registrant also notes that the Funds’ respective “The Fund’s Principal Investment Strategy” sections disclose the following: (i) the Kensho Clean Power Index is comprised of securities of companies in the clean power sector; (ii) the Kensho Final Frontiers Index is comprised of securities of companies in the final frontiers sector; and (iii) the Kensho New Economies Composite Index is comprised of securities of companies in the new economies sector. In addition, please see the Registrant’s response to Comment 9 reflecting revisions made to note each Fund will generally concentrate in an industry or group of industries to the extent the respective Index concentrates in a particular industry or group of industries.

9.

Comment: In “The Fund’s Principal Investment Strategy” section for each Fund, please disclose that each Fund will be concentrated to the same extent as its Index and that the Fund is non-diversified. The Staff notes that the risk factors included in the “Principal Risks of Investing in the Fund” section for concentration and non-diversification should be reflected in “The Fund’s Principal Investment Strategies” section for each Fund.

Response: With respect to concentration, the Registrant has revised the second paragraph of “The Fund’s Principal Investment Strategy” section for each Fund as follows:

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index. In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser). In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent the Index concentrates in a particular industry or group of industries.

With respect to non-diversification, the Registrant believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section for each Fund addresses Item 4(b)(iv). The Registrant believes that if non-diversification must be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

10.

Comment: In “The Fund’s Principal Investment Strategy” section for each Fund, please disclose in plain English how a Fund’s Index is weighted (e.g., market capitalization, equal weight, or float adjusted market capitalization).

Response: The Registrant believes the current disclosure describes how each Fund’s Index is weighted. In an effort to use plain English disclosure, the fifth paragraph of “The Fund’s Principal Investment Strategy” section for the SPDR Kensho Clean Power ETF and SPDR Kensho Final Frontiers ETF has been revised as follows:

Underlying Index constituents are then categorized as either “Core” or “Non-Core.” A company is categorized as Core if its products and services related to the Underlying Index’s objective are identified in its annual report as principal components of the company’s strategy. Products and services are deemed to be principal components of a company’s strategy if the company’s annual report disclosures regarding such products and services are determined to be sufficiently prominent according to a proprietary algorithm of the Index Provider which calculates prominence based on the frequency and position of such disclosures within an annual report. All other companies are categorized as Non-Core, including companies whose products and services are identified as forming a necessary component of the supply chain of the segment targeted by the Underlying Index. An Index constituent categorized as Core by at least one of the Underlying Indexes will be categorized as Core for purposes of the Index. At the time of each rebalance, to ~~To~~ tilt the Index’s exposure toward Core Index Constituents, ~~at the time of each rebalance the aggregate weighting of~~ the Core Index Constituents are systematically overweighted relative to the Non-Core Index Constituents. ~~is based on the proportion of the number of Core Index Constituents, plus an overweight factor of up to 20%. At the time of each rebalance, each~~ Each Core Index Constituent and Non-Core Index Constituent is then equally weighted within the group of Core Index Constituents and Non-Core Index Constituents, respectively, subject to liquidity adjustments.

With respect to the SPDR Kensho New Economies Composite ETF, please see the response to Comment 28 below.

11.

Comment: In “The Fund’s Principal Investment Strategy” section for each Fund, the disclosure indicates that the number of holdings in a Fund will be based on a number of factors, in particular, the asset size of the Fund. Please supplementally explain this statement in light of the fact that each Fund invests in substantially all, but at least 80%, of the securities comprising its Index according to a rules based methodology. The Staff notes that the number of holdings of a Fund as determined by the methodology would not seem to be related to the asset size of the Fund.

Response: Consistent with the Registrant’s exemptive relief and the disclosure in “The Fund’s Principal Investment Strategy” section for each Fund, each Fund will invest at least 80% of its total assets in the securities comprising its Index. As further noted in “The Fund’s Principal Investment Strategy” section for each Fund, in seeking to track the performance of the Index, each Fund utilizes a sampling strategy, which means that the Fund is not required to purchase all of the securities represented in its Index. The quantity of holdings in each Fund will be based on a number of factors, including asset size of the Fund. When the asset size of a Fund is small, it is possible that the dollar amount of certain index components the Fund would need to purchase to replicate the components’

weighting in its Index would be insignificant and the inclusion or exclusion of such index components would not have a material effect on the Fund’s ability to track its Index. In such instances, the transaction costs of buying and selling those securities may outweigh any benefits the Fund may receive by owning the securities. In these circumstances, a Fund may exclude such securities from its portfolio as part of its sampling strategy. See also the response to Comment 15 below.

12.

Comment: If each Fund does not follow a rules-based methodology with respect to the number of holdings in the Fund, then please explain how each Fund is a passively-managed ETF as opposed to an actively-managed ETF.

Response: The Registrant notes that each Index, and not each Fund, follows a rules-based methodology. Each Fund seeks to provide investment results that, before fees and expenses, correspond generally to the performance of its Index. Consistent with the Registrant’s exemptive relief, in seeking to track its Index, each Fund may use a sampling strategy. Each Fund may use a sampling strategy where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). In such circumstances a Fund may not hold the same number of securities as are included in its Index. The Registrant believes such strategy is appropriate and consistent with its exemptive relief permitting each Fund to operate as a passively-managed ETF.

13.

Comment: With respect to the following disclosure in “The Fund’s Principal Investment Strategy” section for each Fund, please clarify that the securities referenced are not included in a Fund’s 80% basket. As an example, the disclosure could read “The Fund may invest the remainder of its assets . . . .”

In addition, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: The Registrant believes that the current disclosure adequately conveys that the securities referenced in the disclosure above are not included in a Fund’s 80% basket, particularly when read in context with the immediately preceding sentence (shown below).

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index. In addition, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

14.

Comment: With respect to the following disclosure in “The Fund’s Principal Investment Strategy” section for each Fund, please disclose the reason why each Fund may invest in the securities not included in its underlying index, such as to help the Fund track its underlying index, or the language used in the Fund’s exemptive order relating to this comment.

In addition, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: The Registrant has revised the sentence in “The Fund’s Principal Investment Strategy” for each Fund as follows:

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

15.

Comment: The following disclosure in “The Fund’s Principal Investment Strategy” section for each Fund indicates that a Fund may invest its assets in substantially all of the securities represented in its Index in approximately the same proportions as the Index. Please explain how this is consistent with each Fund’s stated sampling strategy.

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index.

Response: The Registrant believes the referenced disclosure is appropriate and consistent with each Fund’s investment objective to provide investment results that, before fees and expenses, correspond generally to the total return performance of its Index. The Registrant does not believe the use of a sampling strategy precludes a Fund from investing in substantially all of the securities represented in its Index in approximately the same proportions as the Index in instances where the Adviser believes doing so is in the best interest of the Fund. To clarify, the disclosure has been revised as follows:

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Adviser to be in the best interest of the Fund in pursuing its investment objective.

16.

Comment: In “The Fund’s Principal Investment Strategy” section for the SPDR Kensho Clean Power ETF, the types of companies included in the Kensho Cleantech Index and Kensho Clean Energy Index (the parent indexes of the Fund’s benchmark index) appear to be identical, such as solar, wind, hydro and geothermal. Please explain in narrative disclosure why these companies are the same when the disclosure indicates that each parent index seeks to track different kinds of companies.

Response: The Kensho Cleantech Index is comprised of companies that offer products and services related to manufacturing the technology for renewable energy (solar, wind, hydro, geothermal), whereas the Kensho Clean Energy Index is comprised of companies that offer products and services related to renewable energy (solar, wind, hydro, geothermal) generation and transmission. While the “(solar, wind, hydro, geothermal)” parenthetical describing renewable energy is the same, the respective sub-indexes each seek to capture companies with different objectives.

To clarify, the relevant sentences in “The Fund’s Principal Investment Strategy” section have been updated as follows:

The Kensho Cleantech Index seeks to track companies that offer ~~produce~~ products and services related to manufacturing the technology for renewable energy ~~technology~~ (solar, wind, hydro, geothermal), or are a necessary component of the supply chain for such products and services. The Kensho Clean Energy Index seeks to track companies that offer ~~own or operate~~ products and services related to ~~generating~~ renewable energy (solar, wind, hydro, geothermal) generation and transmission, or are a necessary component of the supply chain for such products and services.

17.

Comment: Please revise the sentence below in “The Fund’s Principal Investment Strategy” section for the SPDR Kensho Clean Power ETF and SPDR Kensho Final Frontiers ETF to plain English. In particular, please explain the concept of an overweight factor of up to 20%. Please note that all comments relating to plain English explanations of Index disclosure in Item 4 may have more detailed disclosure in Item 9 similar to the current Item 4 disclosure.

To tilt the Index’s exposure toward Core Index Constituents, at the time of each rebalance the aggregate weighting of Core Index Constituents is based on the proportion of the number of Core Index Constituents, plus an overweight factor of up to 20%.

Response: As noted in response to Comment 10, in an effort to use plain English disclosure, the Registrant has revised the disclosure as follows:

At the time of each rebalance, to ~~To~~ tilt the Index’s exposure toward Core Index Constituents, ~~at the time of each rebalance the aggregate weighting of~~ the Core Index Constituents are systematically overweighted relative to the Non-Core Index Constituents. ~~is based on the proportion of the number of Core Index Constituents, plus an overweight factor of up to 20%.~~

18.

Comment: All principal risks included for each Fund should have corresponding principal strategy disclosure. Please review the “Principal Risks of Investing in the Fund” section for each Fund and disclose the related principal strategies. For the SPDR Kensho Clean Power ETF, please disclose in “The Fund’s Principal Investment Strategy” section that it will invest in small- and mid-capitalization companies, securities denominated in US dollars (if accurate), and industrial, technology and utility sectors.

Response: The Registrant believes that the risk discussions included in the “Principal Risks of Investing in the Fund” section for each Fund properly correspond to the respective principal strategies. Using SPDR Kensho Clean Power ETF as an example, the “Mid-Capitalization Securities Risk” and “Small-Capitalization Securities Risk” discussions are included in response to the principal strategy disclosure which states that companies included in the Index must have a minimum market capitalization of at least $100 million. In addition, the disclosure notes the Index is comprised of U.S.-listed equity securities. Finally, the Registrant believes that “Industrial Sector Risk,” “Technology Sector Risk” and “Utility Sector Risk” are appropriate to address the potential risks associated with investments in clean power companies.

19.

Comment: Given each Fund’s risk factors for certain market capitalizations, such as Mid-Capitalization Securities Risk and Small-Capitalization Securities Risk, please consider disclosing a range of market capitalization for each Fund’s portfolio securities in “The Fund’s Principal Investment Strategy” section. In doing so, consider noting that the range is provided as of a particular date and may change over time.

Response: The Registrant notes that each “The Fund’s Principal Investment Strategy” section currently discloses the minimum market capitalization for inclusion in the respective Index ($100 million). Because the market capitalization range of companies included in each Index may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included.

20.

Comment: In the “Principal Risks of Investing in the Fund” section for each Fund, please revise the Concentration Risk discussion to indicate that concentration refers to risks relating to industries or groups of industries. Please also state that each Fund will be concentrated in industries or groups of industries to the same extent that the Index is concentrated in industries or groups of industries.

Response: Please see the response to Comment 9 above.

21.	Comment: Please include the following risks currently listed as non-principal risks as principal risks of each Fund in Items 4 and 9 or explain why these risks are not principal risks for an ETF.

a.	Authorized Participants, Market Makers and Liquidity Providers Concentration Risk

b.	Trading Issues

c.	Costs of Buying and Selling Shares

d.	Fluctuation of Net Asset Value, Share Premiums and Discounts

Response: The Adviser notes that, based on its over twenty years of experience managing ETFs, it does not consider the issues discussed in “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” or “Trading Issues” to be principal risks of the Funds that are likely to have a material impact on shareholders. During that twenty years, we have experienced the largest market downturn since the Great Depression, broker-dealers and market makers go under, yet have not experienced a period where there was a problem due to limited authorized participants, market makers and liquidity providers. As a result, the Registrant believes the inclusion of the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion as a non-principal risk is appropriate. In addition, the Registrant notes the discussion of “Costs of Buying and Selling Shares” presents factual information related to costs shareholders may incur when buying shares of the Funds, and the Registrant does not consider such factual information to be a principal risk of the Funds.

With respect to the “Fluctuation of Net Asset Value, Share Premiums and Discounts” risk discussion, the Registrant will review the disclosure and consider including it in the “Principal Risks of Investing in the Fund” section for each Fund at the next opportunity to update the disclosure for all series of the Registrant.

22.

Comment: The Staff notes that each Fund lists Non-U.S. Securities Risk as a principal risk. Please revise the risk disclosure to reflect that in cases where all, or a portion, of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF shares are listed and trading in that market is open, there may be changes between the last quote from the closed foreign market and the value of such underlying securities during the ETF’s domestic trading day. In addition, please note that these circumstances could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following to the Non-U.S. Securities Risk discussion for each Fund:

To the extent underlying securities held by the Fund trade on foreign exchanges that are closed when the exchange on which the Fund’s shares trade is open, there may be deviations between the current price of an underlying security and the last quoted price for the underlying security on the closed foreign market. These deviations could result in the Fund experiencing premiums or discounts greater than those of ETFs that invest in domestic securities.

23.	Comment: In each Fund’s “Principal Risks of Investing in the Fund” section, please clarify in the Liquidity Risk discussion the types of Fund investments that are illiquid.

Response: The Registrant has removed the discussion of Liquidity Risk, as it is not considered a principal risk of the Funds.

24.

Comment: Please revise the disclosure in the “Portfolio Management” section to indicate the month and year when each portfolio manager began or resumed managing the Funds and not his or her service with the Adviser, per Item 5(b) of Form N-1A.

Response: The Registrant believes the current disclosure describing the portfolio managers’ service with the Adviser is consistent with Item 5(b) of Form N-1A. Item 5(b) states the following: “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.”

25.

Comment: In “The Fund’s Principal Investment Strategy” section for the SPDR Kensho Final Frontiers ETF, per prior discussions relating to the Fund’s Index methodology, please revise the description of the parent indexes to reflect the current parent indexes: the Kensho Space Index and Kensho Drones Index. Please conform the description of the parent indexes and the Index accordingly.

Response: The Registrant has revised the third paragraph of “The Fund’s Principal Investment Strategy” section for the SPDR Kensho Final Frontiers ETF as follows:

The Index is comprised of U.S.-listed equity securities (including depositary receipts) of companies domiciled across developed and emerging markets worldwide which are included in the Final Frontiers sector as determined by a classification standard produced by Kensho Technologies, Inc. (the “Index

Provider”). The Index is designed to capture companies whose products and services are driving innovation behind the exploration of deep space and deep sea. In particular, the Index comprises the components of the Kensho Space Index and the deep sea exploration components of the ~~Kensho Robotics Index~~ Kensho Drones Index (the “Underlying Indexes”) as of the Index’s annual reconstitution day on the third Friday in June, subject to the following liquidity thresholds for each component: (i) must be issued by a company with a minimum market capitalization of at least $100 million as of the last selection day (either the first Friday of June or December) and (ii) must have a minimum three-month average daily traded value of at least $1 million as of the last selection day (either the first Friday of June or December). The Kensho Space Index seeks to track companies that produce products and services that enable space travel and exploration, or are a necessary component of the supply chain for such products and services. The ~~Kensho Robotics Index seeks to track companies that produce products and services to build robotic products and their subsystems, or are a necessary component of the supply chain for such products and services.~~ The Kensho Drones Index seeks to track companies that produce products and services related to the remotely-operated or unmanned aerial, underwater and surface-level drones market, or are a necessary component of the supply chain for such products and services.

26.

Comment: For the SPDR Kensho Final Frontiers ETF, please revise the “Principal Risks of Investing in the Fund” section to reflect the appropriate risk factors that correspond to the Kensho Drones Index. Similarly, please revise all sector risks as appropriate and disclose such sectors in the principal strategies section.

Response: The Registrant has removed “Robotics Companies Risk” from the principal risks discussions in Items 4 and 9 and added the following risk discussion in its place:

Drone Companies Risk. Drone companies may have limited product lines, markets, financial resources or personnel and are subject to the risks of changes in business cycles, world economic growth, technological progress, and government regulation. Securities of drone companies, especially smaller, start-up companies, tend to be more volatile than securities of companies that do not rely heavily on technology. These companies may face intense competition and potentially rapid product obsolescence. In addition, drone companies may be dependent on the U.S. government and its agencies for a significant portion of their sales, and their success and growth may be dependent on their ability to win future government contracts. As a result, such companies may be negatively affected by budgetary constraints, spending reductions, congressional appropriations, and administrative allocations of funds that affect the U.S. government and its agencies. Drone companies may rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies, and may be adversely affected by loss or impairment of those rights. Legal and regulatory changes may have an impact on a drone company’s products or services. In addition, drone companies may also be subject to increasing regulatory constraints that may limit the sale or use of a company’s products, including the need to obtain regulatory approvals from certain government agencies. Drone companies typically engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful.

27.

Comment: For the SPDR Kensho New Economies Composite ETF, please revise “The Fund’s Principal Investment Strategy” section to indicate that there are sixteen (16) New Economy subsector indexes for investor understanding. Please also revise the disclosure to include a more detailed description of the types of companies that are New Economies companies included in the New Economies subsector indexes. For example, consider revising the disclosure to include genetic engineering, cybersecurity, and clean technology.

Response: The Registrant has added the following disclosure to “The Fund’s Principal Investment Strategy” section:

As of August 31, 2018, the Index was comprised of 16 sub-sector indices.

With respect to the description of New Economies companies, the Registrant believes the current disclosure is appropriate and consistent with the Index Provider’s description of New Economies.

28.	Comment: For the SPDR Kensho New Economies Composite ETF, please revise in plain English the following disclosure in “The Fund’s Principal Investment Strategy” section:

The relative weight of each Underlying Index is determined by a proprietary process comparing the average daily returns and the standard deviation of daily returns among the Underlying Indexes. The weight of each security in each Underlying Index is then multiplied by the relative weight of the respective Underlying Index to determine the security’s final weight in the Index.

Response: The disclosure has been revised as follows:

The weight of each security in the Index is based on the relative weight given to each Underlying Index in the Index. The relative weight of each Underlying Index is determined by a proprietary process comparing the ratio of the average daily returns divided by ~~and~~ the standard deviation of daily returns among the Underlying Indexes. Underlying Indexes with larger ratios are weighted more heavily than Underlying Indexes with smaller ratios. The weight of each security in each Underlying Index is then multiplied by the relative weight of the respective Underlying Index in the Index to determine the security’s final weight in the Index.

29.

Comment: The Index for the SPDR Kensho New Economies Composite ETF is comprised of sixteen (16) subsector indexes. Accordingly, the Staff would expect that the principal risk factors would reflect additional risks relating to the subsector indexes that comprise larger portions of the Fund’s Index according to the Index methodology. Please review the Index methodology and revise the principal risk factors and corresponding principal strategies, as appropriate.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that, as of the most recent rebalancing, the Index’s allocation among the Underlying Indexes was diversified to the extent that no Underlying Index comprised a significant portion of the Index. The Registrant further notes that the current “Principal Risks of Investing in the Fund” section includes a discussion of New Economies Companies Risk intended to provide an overview of the risks related to companies included in the Index.

30.

Comment: Please review the Staff’s comments to Item 4 and provide more detailed disclosure about each Fund’s principal investment strategies in the “Additional Strategies Information” section (Item 9). See IM Guidance Update 2014-08 – Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Funds. In addition, the Registrant notes the Item 9 disclosure provides more detailed information with respect to the Fund’s sampling strategy. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

31.	Comment: With respect to the second paragraph, second sentence of the “Additional Strategies Information” section, please briefly describe the factors referenced below.

A number of factors may affect a Fund’s ability to achieve a high degree of correlation with its Index, and there can be no guarantee that a Fund will achieve a high degree of correlation.

Response: The Registrant has supplemented the disclosure as follows:

A number of factors may affect a Fund’s ability to achieve a high degree of correlation with its Index, and there can be no guarantee that a Fund will achieve a high degree of correlation. For example, a Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

32.	Comment: Please disclose the “techniques” referenced in the following disclosure in the “Additional Strategies Information” section:

Further, the Adviser may choose to overweight securities in an Index, purchase or sell securities not in an Index, or utilize various combinations of other available techniques, in seeking to track an Index.

Response: The “other available techniques” noted in the disclosure above refer to other available investments or strategies the Funds may use in pursuing their investment objectives. Examples of these “other available techniques” include investments in derivatives and/or securities, the performance of which correlate with the Index or segments of the Index, that the Adviser believes will help a Fund track its Index. The Registrant believes the current disclosure is appropriate because the Funds do not currently intend to use these techniques as part of their principal investment strategies.

33.

Comment: In the discussion of “Derivatives Risk” in the “Additional Risk Information” section, please tailor the disclosure to discuss the derivatives to be used by the Funds. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Registrant does not believe the Barry Miller Letter requires an exhaustive list of the derivatives and other instruments the Funds may invest in, except for those that are used as part of a principal investment strategy. Consequently, the Registrant believes that the current disclosure is consistent with the Barry Miller Letter. If, in the future, a Fund’s use of derivatives and other instruments becomes a significant part of its investment strategy, the Adviser will reevaluate the disclosure and determine whether additional discussion is necessary.

34.

Comment: The Staff notes each Fund tracks an index with a rules based methodology that is only rebalanced semi-annually. Accordingly, the Staff would not expect each Fund to have high portfolio turnover or engage in frequent trading. If this is the case, please include disclosure that each Fund will engage in frequent trading in the principal strategies section and supplementally explain why Portfolio Turnover Risk is appropriate for each Fund. If not, please delete the risk factor from each Fund’s “Principal Risks of Investing in the Fund” section.

Response: The Registrant has removed the discussion of Portfolio Turnover Risk from the Item 4 and Item 9 “Principal Risks of Investing in the Fund” sections and added the discussion to the “Non-Principal Risks” section in Item 9.

35.

Comment: With respect to the “Securities Lending Risk” discussion in the “Additional Risk Information” section, the Staff notes that the only acceptable collateral for securities lending transactions is cash, US government securities, and standby letters of credit not issued by a Fund’s bank lending agent.[1] Please revise the disclosure accordingly and make conforming changes in the registration statement, including the SAI.

Response: The Registrant confirms securities loaned by the Funds will be collateralized consistent with applicable SEC Staff guidance. In an effort to avoid confusion, the Registrant has revised the discussion of “Securities Lending Risk” in the “Additional Risk Information” section as follows:

Securities Lending Risk. Each Fund may lend portfolio securities with a value of up to 40% of its net assets. For these purposes, net assets shall exclude the value of all assets received as collateral for the loan. Such loans may be terminated at any time~~, and the Fund will receive cash or other obligations as collateral~~. Any such loans must be continuously secured by collateral maintained on a current basis in an amount at least equal to the market value of the securities loaned by a Fund. In a loan transaction, as compensation for lending its securities, a Fund will receive a portion of the dividends or interest accrued on the securities held as collateral or, in the case of cash collateral, a portion of the income from the investment of such cash. In addition, a Fund will receive the amount of all dividends, interest and other distributions on the loaned securities. However, the borrower has the right to vote the loaned securities. A Fund will call loans to vote proxies if a material issue affecting the investment is to be voted upon. Should the borrower of the securities fail financially, a Fund may experience

[1]

The only acceptable collateral for securities lending transactions is cash, US Government securities and standby letters of credit not issued by the Fund’s bank lending agent. See, State Street Bank and Trust Co. (pub. avail. Jan. 29, 1972), Salomon Brothers (pub. avail. May 4, 1975), Lionel D. Edie Capital Fund (pub. avail. May 15, 1975), and The Adams Express Co. (pub. avail. Oct. 8, 1984).

delays in recovering the securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the securities lending agent to be of good financial standing. In a loan transaction, a Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will attempt to minimize this risk by limiting the investment of cash collateral to high quality instruments of short maturity.

36.

Comment: In the “Management” section, with respect to the discussion of the Board’s approval of the Funds’ investment advisory agreement, please provide the period covered by the Funds’ relevant annual or semi-annual report, including expected month, day and year, per Item 10(a)(1)(iii) of Form N-1A.

Response: The disclosure has been updated accordingly.

37.

Comment: In the “Management” section, with respect to the description of the multi-manager exemptive relief received by the Registrant and the Adviser, please clarify what is meant by the term “sub-adviser” in the sentence below. Does this refer to unaffiliated, affiliated, and/or wholly-owned sub-advisers?

The Adviser is not required to disclose fees paid to any sub-adviser retained pursuant to the order.

Response: The sentence has been revised as follows:

The Adviser is not required to disclose fees paid to any unaffiliated sub-adviser retained pursuant to the order.

SAI Comments:

38.	Comment: Please update disclosure in the SAI responsive to Items 17-20 of Form N-1A to reflect the calendar or fiscal dates specified by the Form N-1A instructions.

Response: The information has been updated accordingly.

39.

Comment: If the Funds may write credit default swaps, please confirm supplementally that the Funds will segregate the full notional amount to cover the obligation of the credit default swap. If the Funds may purchase credit default swaps, please confirm supplementally that the Funds will segregate the unpaid premiums plus the amount of any early termination penalties relating to the credit default swap.

Response: The Registrant confirms that the Funds currently do not intend to write or purchase credit default swaps.

40.	Comment: Please revise the “Lending Portfolio Securities” discussion as follows:

With respect to loans that are collateralized by cash, the borrower will be entitled to receive a fee based on the amount of cash collateral. A Fund is compensated by the difference between the amount earned on the reinvestment of cash collateral and the fee paid to the borrower. In the case of collateral other than cash, a Fund is compensated by a fee paid by the borrower equal to a percentage of the market value of the loaned securities. Any cash collateral may be reinvested in certain short-term instruments and highly liquid instruments either directly on behalf of the lending Fund or through one or more joint accounts or money market funds, which may include those managed by the Adviser.

Response: The disclosure has been updated as requested.

41.

Comment: In the “Investment Restrictions” section, with respect to the concentration restriction, the Staff understands that shareholder approval is needed to change the fundamental policies of a Fund. However, if in the future there is an opportunity to change this policy, please consider revising the disclosure as follows. There should be no discretion in a concentration policy as evidenced by the phrase “except as may be necessary.”

A Fund may not concentrate its investments in securities of issuers in the same industry, except ~~as may be necessary to approximate the composition of the Fund’s underlying Index~~. that it will be concentrated to the same extent as the Fund’s underlying Index.

Response: The Registrant believes the current investment restriction is appropriate. For reasons discussed in responses to earlier comments, circumstances outside the Funds’ control may prevent a Fund from investing in all of the securities included in its Index or in the same proportion as its Index. As a result, it is possible a Fund’s exposure to certain industries may differ from that of its Index.

42.	Comment: In the “Codes of Ethics” discussion, please clarify that the Codes of Ethics were adopted under Rule 17j-1 consistent with Item 17(e) of Form N-1A.

Response: The disclosure has been updated as requested.

43.

Comment: The following disclosure included in the “Fund Deposit” discussion in the “Purchase and Redemption of Creation Units” section indicates that the Funds may impose early cut-off times for orders to create or redeem creation units. Please revise the disclosure in this paragraph to indicate that the Funds’ portfolio holdings or basket of assets will be made publicly available sufficiently in advance of the early cut-off time so that an authorized participant has the opportunity to evaluate the portfolio holdings or basket of assets and decide whether to submit an order to purchase or redeem a creation unit.

The Custodian, through NSCC, makes available on each Business Day, immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern time), the list of the names and the required number of shares of each Deposit Security or the required amount of Deposit Cash, as applicable, to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for a Fund. Such Fund Deposit is subject to any applicable adjustments as described below, in order to effect purchases of Creation Units of a Fund until such time as the next-announced composition of the Deposit Securities or the required amount of Deposit Cash, as applicable, is made available.

Response: Consistent with the discussion between certain members of the Staff and Morgan, Lewis & Bockius LLP on Friday, September 7, 2018, the Registrant will wait to address this comment until after the proposed ETF Rule (Investment Company Act Release No. 33140 (June 28, 2018)) is finalized, adopted and in effect.

44.

Comment: The following disclosure included in the “Required Early Acceptance of Orders for Certain International Funds” discussion in the “Purchase and Redemption of Creation Units” section indicates that the Funds may impose early cut-off times for orders. Please revise the disclosure to indicate that any early cut-off time for acceptance of creation unit purchase and redemption orders relating to the following day must be after the calculation of the prior day’s net asset value. For example, if the net asset value is calculated each day at 4:00 p.m., the early cut-off for orders relating to the next day and receiving the next day’s net asset value must be placed after 4:00 p.m. on the prior day.

REQUIRED EARLY ACCEPTANCE OF ORDERS FOR CERTAIN INTERNATIONAL FUNDS. Notwithstanding the foregoing, as described in the Participant Agreement and/or applicable order form, certain Funds may require orders to be placed up to one or more Business Days prior to the trade date, as described in the Participant Agreement or the applicable order form, in order to receive the trade date’s net asset value. Orders to purchase Fund Shares of such Funds that are submitted on the Business Day immediately preceding a holiday or a day (other than a weekend) that the equity markets in the relevant foreign market are closed may not be accepted. Authorized Participants may be notified that the cut-off time for an order may be earlier on a particular Business Day, as described in the Participant Agreement and the applicable order form.

Response: The disclosure has been updated as requested.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.